Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

FBR & CO.

A VIRGINIA CORPORATION

NAME OF SUBSIDIARY	JURISDICTION
FBR Asset Management Holdings, LLC	Virginia
FBR Fund Advisers, LLC	Delaware
FBR Investment Management, Inc.	Delaware
FBR Capital Markets Holdings, Inc.	Delaware
FBR Capital Markets & Co.	Delaware
FBR Capital Markets LT, Inc.	Delaware
FBR Capital Markets PT, Inc.	Virginia